Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-107300

PROSPECTUS SUPPLEMENTAL
(to prospectus dated May 12, 2004)

CALIFORNIA NEWS TECH

1,000 Units $1,000.00 Per Unit
One Unit equals 1,000 shares of common stock, plus 1 warrant to purchase 1,000 shares of common stock for $2 per share, exercisable for 12 months, and

10,000 warrants for new DNAshare subscribers or Strategic Partners
Each warrant is to purchase 100 shares of common stock at $1 per share, exercisable for 12 months and available only to new DNAshare subscribers or Strategic Partners while the warrants last

This prospectus supplement relates to information contained in the “Plan of Distribution” section of our prospectus dated May 12, 2004.

This prospectus supplement is not complete without, and may not be delivered or used except on conjunction with, the prospectus dated May 12, 2004. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in the securities offered in the prospectus involves risk. See “Risk Factors” beginning on page 6 of the prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement is November 3, 2004

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You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

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The plan of distribution section beginning on page 19 of the prospectus dated May 12, 2004 and the prospectus summary page which contains disclosure summarizing this section is hereby supplemented and amended in its entirety by the information that follows.

PLAN OF DISTRIBUTION

The following officers and directors are selling the Units being offered through this prospectus:

Name of Officer/Director                                                                                                Position
Marian Munz                                                                                                                      President and Director

In order to make the necessary sales, Mr. Munz plans to directly contact selected individuals and entities with whom they have a prior relationship and whom they believe will have an interest in the offering. We will not pay any commission on any sales of any shares by Mr. Munz. Mr. Munz will be exempt from registration as a broker-dealer under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended.

Rule 3a4-1 defines the safe harbor circumstances under which a person associated with an issuer, who participates in the distribution of securities, shall be deemed not to be brokers subject to registration. Mr. Munz will be able to claim this exemption because he will be able to satisfy the four requirements of the rule. First, he will not be subject to a statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) at the time of his participation in the sale of the issuer’s securities. Second, he will not receive any compensation in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. Third, he is not now and will not be at the time of his participation an associated person of a broker or dealer. Lastly, Mr. Munz as the President and Chief Executive Officer will primarily perform substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities, Mr. Munz is not a broker dealer and has not been associated with a broker dealer within the preceding 12 months, and Mr. Munz has not and will not participate in selling an offering of securities for any issuer more than

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once every 12 months unless specifically permitted under the federal securities laws.

We may also use a registered broker-dealer only to assist in the sales of the Units, although at this time no such broker-dealer has been identified. If a broker-dealer is used to assist in the sales of the Units, we will allow a maximum commission of 10% on broker sales. Management, however, may enter into an underwriting agreement for this offering at a later date and at that time pay a commission to any participating underwriters. In the event that we enter into an arrangement with broker-dealers to act as an underwriter, we must file a post-effective amendment to disclose that the broker-dealer is participating in the offering and acting as an underwriter. In the event that a post-effective amendment is filed, we will have to suspend our selling efforts until the amendment is effective. In addition, we must receive NASD clearance prior to the effectiveness of the post-effective amendment.

Management, principal shareholders, or their affiliates may acquire shares in the offering. There are no restrictions regarding the amount of such purchases. Furthermore, any purchases by management, principal shareholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Unit Offering to the General Public:
This offering is consists of 1,000 units for $1,000.00 per unit where the purchase of one unit includes one warrant to purchase 1,000 shares of common stock for $2 per share, exercisable for 12 months from the closing date of the offering. We are offering the shares in this offering on a self-underwritten basis. There is a minimum of $250,000 in Units that must be sold in this offering. Management, principal shareholders, or their affiliates will be able to acquire securities to reach the minimum offering. Prior to that time, we will segregate the proceeds into a separate bank account that will not be utilized in conducting the operations of the company and not use them. No escrow agent will be used in this offering. If this minimum is not received, each investor will be returned his entire investment promptly, without interest, and this offering will be terminated. Once this minimum is received, all investment proceeds will be deposited into our operating account and used in our business affairs.

In order to subscribe for shares, an investor must complete and execute the form of subscription agreement attached to this prospectus and deliver the executed subscription agreement to us together with payment of the purchase price for the shares payable to California News Tech.

We may reject or accept any subscription in whole or in part at our discretion. We may close the offering or any portion of the offering, without notice to subscribers. We may immediately use the proceeds obtained from the offering once the minimum subscriptions are reached.

Upon our acceptance of a subscription agreement after obtaining the minimum subscriptions, we will deliver to each subscriber a copy of the fully executed agreement

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evidencing the number of shares subscribed for. If we do not accept any subscription or any portion of a subscription, the amount of the subscription not accepted will be promptly returned by us to the subscriber.

Offering to New DNAshare Subscribers and Strategic Partners:
We are offering warrants on a discretionary basis to new DNAshare subscribers and strategic partners where each warrant is to purchase 100 shares at $1 per share, exercisable for 12 months from the issuance of the warrant. These warrants will be issued to each new DNAshare subscriber or strategic partner until either no warrants remain or the offering is terminated. Only new DNAshare subscribers that purchase an annual subscription will receive warrants. New DNAshare subscribers will receive 1 warrant for each annual subscription purchased. Strategic Partners will receive warrants based upon their efforts to assist us in marketing and selling our products. A Strategic Partner will receive 1 warrant for every annual subscription we receive as a result of their efforts to sell and market our products. Our officers, directors, or employees will not be able to receive warrants as Strategic Partners. This offering will commence promptly following the effectiveness of the registration statement. We will withhold the issuance of these warrants until such time when the minimum amount is received in the unit offering to the general public. This offering will close whenever all warrants are issued, or nine months after the effective date of this prospectus, whichever is sooner. This offering relates to the unit offering to the general public in the respect that this offering would terminate in the event that the minimum offering amount in the unit offering to the general is not reached. In such case, any grants of these warrants will be declared null and no additional grants will be made. This offering does not have a minimum offering amount; however, this offering would terminate for failure to sell the minimum offering amount in the unit offering to the general public.

The estimated costs of this offering are as follows:
Securities and Exchange Commission registration fee	$ 333
Transfer Agent Fees	$ 500
Accounting fees and expenses	$10,000
Legal fees and expenses	$25,000
Blue Sky fees and expenses	$ 5,000
Miscellaneous	$ 4,167
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Total	$45,000
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